NEVSUN  RESOURCES  LTD.

INFORMATION  CIRCULAR

MARCH 22,  2007

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on April 25, 2007 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases, common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Information Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 116,949,322 Common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered at March 16, 2007 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, the members Corporate Governance & Nomination, Audit, Human Resources, Environmental, Safety & Health, and Special committees and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, office held, province/ state and country of residence	Principal occupation	Director since	Shares Owned
R. Stuart Angus(1)(3) (5) British Columbia, Canada	Business advisor to the mining industry	January 2003	125,000
John A. Clarke(4) President & Chief Executive Officer British Columbia, Canada	President and Chief Executive Officer of the Company	September 1997	847,700
Clifford T. Davis Executive Vice President & Chief Financial Officer British Columbia, Canada	Executive Vice President and Chief Financial Officer of the Company	December 1997	445,300
Robert J. Gayton (1)(2) (5) British Columbia, Canada	Financial consultant & director, public companies	November 2003	6,500
Gary E. German (1)(2)(3)(4) Ontario, Canada	Independent Director and Advisor	April 1996	100,000
Gerard E. Munera (1)(2)(3) (5) Connecticut, United States of America	Managing Director of Synergex Group; Executive Chairman of Arcadia Inc.	April 1996	300,000

(1)

Member of the Corporate Governance & Nomination Committee

(2)

Member of the Audit Committee.

(3)

Member of the Human Resources Committee.

(4)

Member of the Environmental, Safety & Health Committee

(5)

Member of the Special Committee

The information as to shares beneficially owned has been provided by the directors themselves.

Except as described below, no director of the Company is, or within the 10 years before the date of this Information Circular, has been a director or executive officer of any company that, while that person was acting in that capacity,

a)

was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

John Clarke was a director of Mediterranean Minerals Corp. at the time the company’s securities were delisted from the Toronto Stock Exchange on April 20, 2005, for failure to file its audited financial statements for the year ended December 31, 2004 by the filing deadline.  On July 22, 2005, the British Columbia, Alberta and Manitoba Securities Commissions revoked the cease trade order and on August 17, 2005, the Ontario Securities Commission also revoked the order. On August 22, 2005, the common shares resumed trading.

EXECUTIVE COMPENSATION

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and executive officers whose compensation was in excess of $150,000 (these individuals are referred to as the “Named Executive Officers”).  The periods covered include the most recent fiscal years ended December 31, 2006, 2005 and 2004.

		Annual Compensation ($Cdn)			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
John A. Clarke, President & CEO	Dec. 2006 Dec. 2005 Dec. 2004	300,000 300,000 300,000	Nil Nil Nil	Nil Nil Nil	150,000 300,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Clifford T. Davis Executive Vice President & Chief Financial Officer	Dec. 2006 Dec. 2005 Dec. 2004	250,000 200,000 200,000	Nil 50,000 Nil	Nil Nil Nil	150,000 300,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
F. William Nielsen, Vice President Exploration	Dec. 2006 Dec. 2005 Dec. 2004	200,000 150,000 150,000	Nil 50,000 Nil	Nil Nil Nil	80,000 180,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gerald J. Gauthier Chief Operating Officer	Dec. 2006 Dec. 2005	200,000 70,833	Nil Nil	Nil Nil	80,000 250,000	Nil Nil	Nil Nil	Nil Nil

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Stock Options

OPTION GRANTS

The following table sets forth stock options granted during the fiscal year ended December 31, 2006 to the Company’s Named Executive Officers:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(3)	Expiration Date
John A. Clarke	150,000	9.8	$3.07	$3.07	November 17, 2011
Clifford T. Davis	150,000	9.8	$3.07	$3.07	November 17, 2011
F. William Nielsen	80,000	5.1	$3.07	$3.07	November 17, 2011
Gerald J. Gauthier	80,000	5.1	$3.07	$3.07	November 17, 2011

(1)

Options were granted on November 17, 2006, are for a term of five years and are for the purchase of common shares.

(2)

The exercise price of stock options was set according to the rules of the TSX.

(3)

The market value of the Common shares of the Company on the date of grant is the volume weighted average trading price on the TSX for the five days immediately preceding the option grant.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

The following table sets forth details of all exercises of stock options during the period ended December 31, 2006 to the Company’s Named Executive Officers, as well as the financial year end value of the vested and unvested, unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(3)	Unexercised Options at FY-End Vested (#) Not Vested		Value of Unexercised in-the-Money Options at FY-End Vested ($)(4) Not Vested
John A. Clarke	None	N/A	1,470,000	150,000	1,671,000	0
Clifford T. Davis	200,000(2)	478,000	790,000	150,000	609,000	0
F. William Nielsen	100,000	71,000	350,000	80,000	188,200	0
Gerald Gauthier	None	N/A	250,000	80,000	119,500	0

(1)

Number of Common shares acquired on the exercise of stock options.

(2)

These options were exercised shortly prior to their expiry in 2006.

(3)

Calculated using fair market value of Common shares on the TSX on the date of exercise, less the exercise price of the stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on December 31, 2006, less the exercise price of in-the-money stock options.

Termination of Employment, Change in Responsibilities & Employment Contracts

The Company continued Dr. John A. Clarke’s appointment as President and Chief Executive Officer for an additional two years to December 31, 2008, at a salary of $25,000 per month.

The Company continued Mr. Clifford T. Davis’ employment as Executive Vice President and Chief Financial Officer for an additional two years to December 31, 2008, at a salary of  $20,833 per month.

The Company continued Mr. F. William Nielsen’s employment as Vice President Exploration for an additional two years to December 31, 2008 at a salary of $16,667 per month.

The Company’s current employment agreement with Mr. Gerald J. Gauthier as Chief Operating Officer of the Company at a salary of $16,667 per month expires on December 31, 2007.

The above employment arrangements will automatically continue for one year unless otherwise renewed or terminated.  If the Company terminates the employment of Dr. Clarke, Mr. Davis, Mr. Nielsen or Mr. Gauthier without cause and without providing adequate notice, the amount payable for the balance of the term of the agreement, for a minimum of 12 months, will be paid to that employee.  In the event any person or entity acquires more than 40% of the outstanding shares of the Company, a minimum of two years annual remuneration will be paid.

CEO Compensation

As indicated in the previous paragraph, Dr John A. Clarke, the CEO of the company, is employed by the company under the terms of an employment contract that expires on December 31, 2008. This contract outlines, among other things, Dr Clarke’s level of salary. In addition, the Human Resources Committee of the Board has structured for top management a discretionary incentive bonus program predicated on company and individual performances.

Prior to executing this contract and structuring the bonus program, the Human Resources Committee surveyed salaries and bonus programs for top management at several mining companies comparable in size and development, to ensure adequate competitiveness of compensation and retention of key individuals.

Regarding incentive bonuses, the Human Resources Committee had identified the four following criteria to help it make a judgment about the Company and individual performances in 2006:

-company stock price performances

-operational results at the Tabakoto mine

-safety at the Tabakoto mine

-progress toward a feasibility study at Bisha

For 2006, the Human Resources Committee, with subsequent concurrence from all the independent Directors, determined that, overall, the level of performances did not warrant the payment of any bonus either to its CEO or to any member of its top management for 2006.

Composition of Human Resources Committee

The Company’s executive compensation program is administered by the Human Resources Committee (the “HR Committee”) of the Board of Directors, that is comprised solely of independent directors as follows:

Gerard E. Munera, Chairman

Gary E. German

R. Stuart Angus

As part of its mandate, the HR Committee has primary responsibility for making recommendations to the Board of Directors with respect to the search for, the appointment of and the remuneration of executive officers of the Company, and the design and competitiveness of the Company’s compensation plans.  The HR Committee also evaluates the performance of the Company’s senior executive officers and makes recommendations to the Board regarding payments of bonuses and annual granting of options.

Report on Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance.  Compensation for executive officers consists of a base salary as well as potential bonuses and stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) with higher emphasis on bonuses and stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

BASE SALARY

Base salaries are set at levels that are competitive with the base salaries paid by mining companies comparable in size and with operations at approximately the same stage, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  The base salary for each employee is determined by the level of responsibility as well as the importance of the position to the Company and past performance.

INCENTIVE BONUSES

Incentive bonuses are tied to corporate and individual performance. At the beginning of each year, the HR Committee determines the maximum aggregate amount of bonuses that may be paid to those individuals included in the incentive bonus program; this amount generally represents a fraction of  the corresponding aggregate amount of salaries. Following year end, the HR Committee then discretionarily determines the amount of bonus to be paid to each individual, taking into account the overall performance of the corporation as well as the attainment of quantitative objectives specific to this individual.  In 2006, no incentive bonuses were paid.

STOCK OPTION PLAN

The Company’s stock option plan conforms with the rules and policies of the TSX and was approved by the shareholders of the Company at the annual general meeting in 2006.

The principal purpose of the Plan is to advance the interests of the Company by (i) providing Eligible Persons with additional incentive to develop and promote the growth and success of the Company, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Company, (iv) encouraging the Eligible Persons to remain with the Company or its Associated Companies, and (v) attracting and retaining persons of outstanding competence whose efforts will dictate, to a large extent, the future growth and success of the Company.

Stock options expire 90 days after the participant ceases employment with the Company or one year following death of the participant. Any portion of an Option which is not vested by the Termination Date may not be exercised by the Optionee.  If an Optionee is terminated with cause, each Option held by the Optionee will cease to be exercisable immediately.  Options granted must expire not later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in instalments.  The Plan does not include a vesting rule, however, all stock options granted since December, 2002 have received approval by the Board to vest at 50% after 6 months and 100% after one year.  The Board may amend the Plan or terms of any agreements only in accordance with applicable legislation and subject to any required regulatory approval.  There are no options granted which are subject to ratification by shareholders.

The maximum number of Common Shares issuable for all purposes under the Plan shall not exceed 10% of the issued and outstanding Common Shares of the Company, from time to time.

The Board shall establish the exercise price at the time each Option is granted, which shall in all cases be not less than the Market Price on the date of the grant.

Options shall not be assignable or transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of an Optionee only by the Optionee and after death only by the Optionee’s legal representative.

An Optionee may, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the Optionee that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the date of the exercise of the Right, have a total value equal to the product of the number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price.  No such share appreciation rights will exist, however, until the Board formally approves the activation of this Right.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five fiscal years for the Company’s Common shares, assuming a $100 investment was made on December 31, 2002 with a cumulative total return of the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

	Dec. 2002	Dec. 2003	Dec.2004	Dec.2005	Dec. 2006
Nevsun	$100	$290	$95	$91	$110
S&P/TSX Index	$100	$127	$145	$180	$211

Compensation of Directors

The following relates to the directors of the Company and each of its subsidiaries. From October 1, 2006, directors who are not officers of the Company receive an annual fee of $50,000, with the exception of the Chairman who receives $60,000 per year. Prior to October 1, 2006, directors were paid an annual fee of $25,000, plus $1,000 for each board meeting and $500 for each committee meeting. The Chairman received an additional $20,000 per year and the Chair of the Audit Committee received an additional $5,000 per year.  Directors of the Company’s subsidiaries in Barbados were each paid an annual fee of $2,835 (US$2,500) in 2006, with the exception of the Managing Director who was paid $8,506 (US$7,500).  The six non-management directors of the Company’s subsidiaries in Mali were each paid an annual fee of $7,292 (Fcfa 10,000,000).   During the fiscal year ended December 31, 2006 the amounts payable to non-executive directors, including directors of subsidiaries of the Company, under these arrangements totalled $237,179.  All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

The following table sets forth stock options granted during the fiscal year ended December 31, 2006 to directors who are not Named Executive Officers, as a group including directors of the Company’s subsidiaries.

Name	Securities Under Options Granted (#)	% of Total Options Granted to in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	395,000	25%	$3.07	$3.07	Nov. 17, 2011

The following table sets forth details of all exercises of stock options during the fiscal period ended December 31, 2006 by directors who are not Named Executive Officers, including directors of the Company’s subsidiaries, as well as the financial year end value of the unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(3)
R. Stuart Angus	100,000	40,000	420,000	81,600
Robert J. Gayton	None	N/A	420,000	81,600
Gary E. German	None	N/A	620,000	458,200
Gerard E. Munera	None	N/A	400,000	81,600
Barry M. Skinner(4)	10,000	4,100	70,000	33,300
Ryan A. Highland(4)	None	N/A	60,000	15,300
W. Peter Douglas(4)	None	N/A	30,000	12,450
Mama G. Tapo(5)	None	N/A	100,000	87,300

(1)

Number of Common shares acquired on the exercise of stock options.

(2)

Calculated using fair market value of Common shares on the TSX on the date of exercise, less the exercise price of the stock options.

(3)

Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on December 31, 2006, less the exercise price of in-the-money stock options.

(4)

Directors of Barbados subsidiaries.

(5)

Director of Mali subsidiaries

SECURITIES AUTHORIZED FOR ISSUANCE UNDER INCENTIVE SHARE OPTION PLAN

The following table sets forth details of the Company’s Incentive Share Option Plan at December 31, 2006.

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under incentive stock option plan
Incentive Share Option Plan Approved by Shareholders	7,089,500	2.51	2,874,682

Further details regarding stock options are found in the Company’s consolidated financial statements, note 6(c), which is incorporated by reference herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company or associates or affiliates of the foregoing persons is indebted to the Company, nor its subsidiaries, nor has any of such persons been indebted to the Company during the last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following commentary summarizes the Company’s corporate governance practices.  The Company’s corporate governance policies and mandates may be publicly viewed on the Company’s website at http://www.nevsun.com/corpgovernance.html .

1.  Board of Directors

The Company has a majority of independent directors, consisting of R. Stuart Angus, Robert J. Gayton, Gary E. German and Gerard E. Munera.  The two directors who are not independent are John A. Clarke, President and Chief Executive Officer, and Cliff T. Davis, Executive Vice President and Chief Financial Officer.

Directors who are members of other boards, and the names of the boards, are:

R. Stuart Angus: Blackstone Ventures Inc., CMQ Resources Inc., Crescent Gold Ltd., Dynasty Gold Corporation, IMA Exploration Inc., Polaris Minerals Corporation, Plutonic Power Corporation, Tsodilo Resources Ltd., Uranium North Resources Corp., Wildcat Silver Corp., United Bolero Development Corp., Ventana Gold Corp.

John A. Clarke:  Banro Corporation, Mediterranean Resources Ltd.

Cliff T. Davis:  Helio Resource Corp.

Robert J. Gayton: Amerigo Resources Limited,  Bravo Venture Group Inc., Canadian Zinc Corporation, Doublestar Resources Ltd., Intrinsyc Software International Inc., Northern Orion Resources Inc., Quaterra Resources Inc., Fortune River Exploration Corp., Southern Silver Exploration Corp., Western Copper Corporation.

Gary E. German: Jaguar Mining Corp., MagIndustries Ltd., Solex Resources Corp.

Gerard E. Munera: Dynamic Materials Corporation, MagIndustries Ltd., Meridian Gold Company,.

In 2006, nine Board meetings were held.  All directors were present at each of those meetings with the exception of Mr. German, who attended eight of the nine meetings.  The four independent directors held five meetings at which management was not present.

The Chair of the Board, R. Stuart Angus, is an independent director. His role is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

2.  Board Mandate

A Board Mandate, or Charter, was approved by the directors on February 21, 2005.  The full text of the Charter may be found on the Company website at www.nevsun.com/corpgov_bodchtr.html.

3.  Position Descriptions

The directors have adopted position descriptions for the Chairman and the Chair of each Committee; the directors have also adopted a position description for the CEO.

4.  Orientation and Continuing Education

The directors ensure that a new appointee to the Board receives an orientation to the Company and its facilities, ensuring the director has been apprised of the duties and responsibilities pursuant to applicable law and policy.  Directors are individually responsible for continuing education and the Company financially supports these endeavours.

5.  Ethical Business Conduct

The Company’s current Code of Ethics was approved by the directors in February, 2005, a copy of which may be viewed on SEDAR, or on the Company’s website at http:// www.nevsun.com/corpgov_ethics.html, or may be obtained in paper format by contacting the Company.

To ensure and monitor compliance with the Code, the Company has a whistleblowing policy monitored by an outside service to disseminate any reported infractions to the chair of the audit committee.  This information has been distributed to all Company employees.

There are no material change reports regarding misconduct and/or departures from the Code of Ethics.

If a director or executive officer has a material interest in a transaction or agreement being untaken by the Company, that director is excluded from the voting and/or decision making process regarding that transaction.

6.  Nomination of Directors

The nominating function is undertaken by the Corporate Governance and Nomination Committee which is comprised of three independent directors and chaired by R. Stuart Angus.  Its function is to review Board composition and committee structure, recommend change, propose nominees and develop a recruitment process for new directors to the Board.

7.  Compensation

The Board determines director and officer compensation by recommendation of the Human Resources (“HR”) Committee, comprised of three independent directors as described previously under “Executive Compensation” and chaired by Gerard Munera.  The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company.  The HR Committee is also responsible for assessing the CEO’s performance against pre-agreed objectives. The HR Committee is responsible for reviewing performance assessments of other senior officers, new executive appointments, terminations and employment agreements, and makes recommendations to the Board on salary changes, stock options, other incentive plans or benefit plans, labour issues, and also reviews and recommends disclosure pertaining to all of the foregoing.

Compensation consultants have not been used to assist in determining director and officer compensation.

8.  Other Board Committees

The Audit Committee is chaired by Robert Gayton.  Comprehensive Audit Committee disclosure, including the text of the Audit Committee’s Charter, is included in the Company’s Annual Information Form in the section entitled “Audit Committee” filed concurrently with this Information Circular.

In addition to nomination of directors, the Corporate Governance and Nomination Committee chaired by R. Stuart Angus is also responsible for implementing and monitoring the Company’s Code of Ethics and Board Charter, for reviewing and reporting on Board performance, recommending the engagement of outside experts when necessary, reviewing related party transactions, and establishing guidelines for corporate disclosure in all publicly filed documents.

The Company has also formed an Environmental, Health and Safety Committee, consisting of one independent director and chair, Gary German, one non-independent director and one senior officer who is not a director.  The purpose of this committee is to oversee the development of policies and procedures for environmental protection, ensure compliance with applicable laws and protect the health and safety of the Company’s employees and contractors.

The mandates of the Committees of the Board have been reviewed and approved by the Board, and can be found on the Company’s website at http://www.nevsun.com/corpgovernance.html

In 2006, a Special Committee made up of three independent directors and chaired by Mr. R. Stuart Angus, was approved by the Board for the purpose of investigating strategic alternatives to maximize shareholder value and make recommendations as such to the Board.

9. Assessments

The Board does not regularly assess the effectiveness and contribution of its members per se.  However, effective performance is demonstrated by full attendance and participation in its Board meetings.

10. AMEX Corporate Governance

The Company’s common shares are listed on The American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.nevsun.com/corpgov_AMEX.html and a copy of such description is available by written request made to the Company.

INTEREST  OF  INFORMED PERSONS  IN  MATERIAL  TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT  OF  AUDITOR

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, will be voted for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

PARTICULARS OF  MATTERS  TO  BE  ACTED  UPON

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the company to request copies of the annual consolidated financial statements and MD&A as follows:

By phone:  604-623-4700

By fax:  604-623-4701

By email: nevsuninfo@nevsun.com

Financial information at December 31, 2006 is provided in the Company’s consolidated financial statements and MD&A.

DATED March 22, 2007

BY THE MANAGEMENT OF NEVSUN RESOURCES LTD.

“John A. Clarke”

John A. Clarke

President & CEO